510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

Date: January 11, 2024

To: All Canadian Securities Regulatory Authorities

Subject: BRIGHT MINDS BIOSCIENCES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	February 05, 2024
Record Date for Voting (if applicable):	February 05, 2024
Beneficial Ownership Determination Date:	February 05, 2024
Meeting Date:	March 22, 2024
Meeting Location (if available):	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	10919W405	CA10919W4056

Sincerely,

Computershare

Agent for BRIGHT MINDS BIOSCIENCES INC.